DRIFTWOOD VENTURES, INC.
                                14363 Park Drive
                            Surrey, British Columbia
                                 Canada V3R 5P2


June 29, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Thomas Kluck, Division of Corporation Finance

Dear Sirs:

Re: Driftwood Ventures, Inc. - Registration Statement on Form SB-2 Amendment No. 5 - File No. 333-124829

Further to your letter dated June 12, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Description of Business, page 19
--------------------------------
1. Please also file the necessary consents for both Mr. Lawrence Stephenson, a professional geologist and Mr. Glen Macdonald, a professional geologist who are named as conducting work with respect to the phase one exploration program on the Silver Creek claim. Please refer to Rule 436 of Regulation C in this regard.

         We have filed consents from Lawrence Stephenson and Glen Macdonald as exhibits to our amended registration statement.

2. Please remove the promotional statement on page 20 that "[t]he area particularly has significant values of gold."

         We have removed the noted statement.

Plan of Operations, page 24
---------------------------
3. We note the disclosure on page 24 that "[w]e anticipate commencing the phase two program in the summer of 2006." Please update to discuss any steps the company has taken to begin the phase two program.

         We have updated our disclosure to indicate that we have retained Lawrence Stephenson, a professional geologist, to conduct this exploration work. He is currently organizing the necessary equipment and personnel for the program.

4. We note that the total expenditures over the next twelve months are expected to be $20,000. We also note the company had cash of $19,951 as of May 11, 2006. Please discuss how the company will fund its operations over the next twelve months. Please reconcile this disclosure with the statement on page 25 that "[t]here are no definitive plans for the directors to loan funds to us."

         We have revised our disclosure to clarify our plan to fund our operations in the next twelve months. We have also clarified that our directors have loaned and may provide additional loans to us, although they are not obligated to do so.

General
-------
5. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

         We have included updated financial statements for the period ended March 31, 2006 with our amended registration statement.

         Yours truly,

         /s/ Steven Chan

         Driftwood Ventures, Inc.
         Steven Chan, President